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                                                                  Exhibit (a)(1)



                                October 3, 2001

Dear Stockholder:

   We are pleased to advise you that Autologic Acquisition Corp., a wholly-owned subsidiary of Agfa Corporation, which, in turn, is a wholly-owned subsidiary of Agfa-Gevaert, N.V., has commenced a cash tender offer to purchase each outstanding share of Autologic common stock for $7.127 per share. The offer is conditioned upon, among other things, a minimum of a majority of the shares of Autologic common stock on a fully diluted basis being tendered in the offer and not withdrawn. The offer is to be followed by a merger in which each share of Autologic common stock not purchased in the offer will be converted into the right to receive the same amount of cash that is being paid in the offer.

   Your board of directors has determined that the merger is fair to, and in the best interests of, the stockholders of Autologic and has recommended that the stockholders of Autologic tender their shares of Autologic common stock in the offer.

   In arriving at its recommendation, your board of directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Morgan Lewis Githens & Ahn, Inc. that the consideration to be received by the stockholders of Autologic in the transaction is fair from a financial point of view. In addition, your board considered the recommendation of a special committee of independent directors that your board approve the transaction. The special committee's recommendation was based, in part, upon the written opinion of The Seidler Companies Incorporated that the consideration to be received by the stockholders of Autologic (other than Volt Information Sciences, Inc., the majority stockholder of Autologic) in the transaction is fair from a financial point of view. A copy of the opinions, which set forth the assumptions made, procedures followed and matters considered in rendering the opinions, can be found in Annex A and Annex B to the attached Schedule 14D-9. You should read the opinions carefully and in their entirety.

   Enclosed are the Offer to Purchase, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the offer and provide information on how to tender your Autologic shares. Attached is a
Schedule 14D-9 which describes in more detail the reasons for your board's and the special committee's conclusions and contains other information relating to the offer. We urge you to consider this information carefully.

                                          Very truly yours,

/s/ William Shaw
                                          William Shaw
                                          Chairman of the Board and Chief
                                           Executive Officer

                                          /s/ Alvin J. Brunner
                                          Alvin J. Brunner
                                          President